UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 press release Bradesco is undergoing a transformation, fueling a continued positive performance. In the third quarter of the year, we took another step in boosting our profitability. We continue with the same commercial traction, while keeping delinquency indicators under control, prioritizing risk-adjusted returns. The transformation is advancing, supporting our evolution and enhancing our long-term competitiveness. Recurring net income was R$6.2 billion in 3Q25, an increase of 2.3% q/q and 18.8% y/y. As a result, ROAE topped 14.7% in the quarter. Total revenue reached R$35.0 billion in the quarter, increasing by 3.0% q/q and 13.1% y/y, driven by an expressive performance across all lines: net interest income, fee and commission income and income from insurance. The NII reached R$18.7 billion in the quarter, up by 3.7% q/q and 16.9% y/y. Client NII totaled R$18.6 billion, up by 4.8% q/q and 19.0% y/y, mainly driven by the increase in the loan portfolio and the average spread, which improved from 8.8% in 2Q25 to 9.0% in 3Q25, benefiting from higher efficiency in funding. Market NII was R$99 million in 3Q25, decreasing from the previous quarter, as expected. The expanded loan portfolio grew by 9.6% y/y and 1.6% q/q in Sept25, driven by the MSME and Individual segments. It is worth highlighting the increase in the share of secured credit lines, which went from 58.5% in Jun25 to 59.5% in Sept25. In terms of MSME, products such as receivables discounting and working capital loans (FGI and FGO - government-backed guarantee funds) stand out, and for Individuals, in payroll-deductible loans, rural loans, and high-income credit card lines. In September 2025, the delinquency ratio (over 90 days NPL) remained stable at 4.1%. Delinquency in MSME posted an improvement of 0.6 p.p. q/q, reflecting the quality of recent vintages, while Individuals loan indicator was impacted by the higher level of delays in John Deere Bank operations, which are collateralized and subject to a distinct recovery timeline. The cost of credit increased slightly, from 3.2% in 2Q25 to 3.3% in 3Q25, reflecting an increase of provisions for specific wholesale cases and John Deere Bank. We highlight the decrease of R$1.8 billion in the restructured portfolio against the previous quarter and of R$8.2 billion in the annual comparison. The quality of our credit portfolio showed improvement, being that stage 1 loan participation rose 30 bps while stage 3 fell 20 bps, resulting from better originations and the sequential cleanup of problematic assets. Fee and commission income increased by 2.8% q/q and 6.9% y/y. The positive standouts over the quarter included fees from consortia, cards, loan operations and asset management. Once again, the operational performance of insurance activities was significant, with income from insurance operations reaching of R$5.7 billion (1.0% q/q and 13.0% y/y) and net income of R$2.5 billion (10.3% q/q and 6.5% y/y). The ROAE of the insurance company was 22.4% in 3Q25. Operating expenses increased by 3.7% q/q and 9.6% y/y, in line with expectations. This growth rate largely reflects the investments being made in the bank and its affiliates. Analyzing only personnel and administrative expenses, there was a 5.5% y/y growth in 3Q25, which shrinks to 2.5% when we exclude the profit-sharing expenses, below inflation of 5.2% for the period, underlining the strong cost-control measures currently in place within the Organization. With that, we maintained our efficiency ratio stable at about 50% for the quarter and in 12 months. Tier 1 capital ratio remained at 13.4% and the common equity ratio was 11.4% this quarter. Even with the growth of the portfolio, our capital continues to be robust, within the regulatory and management limits. We allocated R$3.8 billion in interest on shareholders’ equity in 3Q25. We are continuing to carry out our transformation plan. In 3Q25, we continued to accelerate footprint adjustments and make changes in the way we serve our clients. We opened 34 new offices in our new Principal segment, intensified the operations of our banking correspondents, and continued to enhance our new Companies & Business App with more features and rising user adoption. We are making the new cash management system available to more companies. In terms of personnel, the cultural evolution program continues to be implemented. The plan will continue to be executed in an accelerated manner. As an important part of our strategic agenda, we remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, maintaining the portfolio's decarbonization strategy and keeping a close eye on risks and opportunities. At the end of September 2025, we achieved 100% of our target to allocate up to R$350 billion by year-end to sectors and activities with socio-environmental benefits. The following information details our performance in 3Q25, including results, balance sheet and key performance indicators. enjoy the reading! Bradesco | Economic and Financial Analysis Report 7 highlights 3Q25 consolidated recurring net income R$6.2 bi △ 2.3% q/q △ 18.8% y/y ROAE 3Q25 14.7% △ 0.1 p.p. q/q △ 2.3 p.p. y/y main data selected expanded loan portfolio total revenue R$35.0 bi (1) △ 3.0% q/q △ 13.1% y/y total net interest income △ 3.7% q/q △ 16.9% y/y R$1,034 bi △ 1.6% q/q △ 9.6% y/y fee and commission income △ 2.8% q/q △ 6.9% y/y individuals R$451.6 bi △ 2.1% q/q △ 13.8% y/y insurance, pension plans and capitalization bonds △ 1.0% q/q △ 13.0% y/y companies R$582.7 bi △ 1.2% q/q △ 6.5% y/y cost of risk R$8.6 bi △ 5.1% q/q △ 20.1% y/y MSME △ 4.6% q/q △ 24.8% y/y Large Corporates ▽ 1.2% q/q ▽ 3.5% y/y loan indicators over 90 days ratio 4.1% stable q/q ▽ 0.1 p.p. y/y personnel + administrative expenses (2) R$12.9 bi △ 3.3% q/q △ 5.5% y/y basel – tier I Disregarding the effect of the increase in stake Cielo and acquisition of John Deere Bank: (1) 12.7% y/y; and (2) 4.7% y/y. 13.4% △ 0.4 p.p. q/q △ 0.7 p.p. y/y insurance group recurring net income ROAE 3Q25 revenue claims ratio 3Q25 R$2.5 bi △ 10.3% q/q △ 6.5% y/y 22.4% △ 1.0 p.p. q/q ▽ 1.3 p.p. y/y R$29.6 bi △ 1.5% q/q ▽ 5.8% y/y 72.8% △ 1.1 p.p. q/q ▽ 3.4 p.p. y/y key highlights • Profitability grows gradually and safely • Revenues advance, with emphasis on Client NII • Stable delinquency, restructured portfolio decreases and portfolio in secured lines gains participation again • Controlled operating expenses and fast-paced footprint adjustment • Solid insurance performance, with expansion in the ROAE 3.0 3.0 3.0 3.2 3.3 3Q24 4Q 1Q25 2Q 3Q Loan Loss Provision / Expanded Loan Portfolio (% Annualized) Bradesco | Economic and Financial Analysis Report 8 recurring net income statement (1) It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General’s Office of the Finance Ministry (PGFN), the Brazil IRS (SRF) and the tax provisions. recurring net income movement in the quarter | R$ million (1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share. ROAE Quarterly and Year-to-Date ER / Risk – Adjusted ER R$ million\\ Net Interest Income18,710 18,044 15,999 53,987 46,731 3.7 16.9 15.5 Client NII18,611 17,756 15,635 53,138 45,412 4.8 19.0 17.0 Market NII99 288 364 849 1,319 (65.6) (72.8) (35.6) \\ Expenses with Expanded Loan Loss Provisions(8,560) (8,142) (7,127) (24,344) (22,228) 5.1 20.1 9.5 \\ NII Net of Provisions10,150 9,902 8,872 29,643 24,503 2.5 14.4 21.0 \\ Client NII Net of Provisions10,051 9,614 8,508 28,794 23,184 4.5 18.1 24.2 Income from Insurance, Pension Plans andCapitalization Bonds5,706 5,650 5,048 16,659 13,689 1.0 13.0 21.7 Fee and Commission Income10,592 10,307 9,904 30,668 28,082 2.8 6.9 9.2 Operating Expenses(16,488) (15,898) (15,050) (47,392) (42,876) 3.7 9.6 10.5 Personnel Expenses(7,126) (6,852) (6,504) (20,683) (18,741) 4.0 9.6 10.4 Other Administrative Expenses(5,778) (5,639) (5,728) (16,682) (16,940) 2.5 0.9 (1.5) Other Income / (Operating Expenses)(3,584) (3,407) (2,818) (10,027) (7,195) 5.2 27.2 39.4 Tax Expenses(2,164) (2,289) (2,120) (6,618) (6,053) (5.5) 2.1 9.3 Results derived from investments in affiliates83 132 111 265 276 (37.1) (25.2) (4.0) \\ Operating Income7,879 7,804 6,765 23,225 17,621 1.0 16.5 31.8 Non-Operating Income(16) 9 31 58 79 - - (26.6) Income Tax / Social Contribution(1,574) (1,638) (1,474) (4,834) (3,249) (3.9) 6.8 48.8 Non-controlling interests in subsidiaries(84) (108) (97) (313) (299) (22.2) (13.4) 4.7 \\ Recurring Net Income6,205 6,067 5,225 18,136 14,152 2.3 18.8 28.2 Non-Recurring Events- - - (62) - - - - PTI Adherence / Tax Provisions (1) - 495 - 433 - - - - Labor Contingency- (495) - (495) - - - - Book Net Income6,205 6,067 5,225 18,074 14,152 2.3 18.8 27.7 Variation % 9M25 vs.9M24 9M259M24 3Q25 vs.2Q25 3Q25 vs.3Q24 3Q243Q252Q25 6,067 855 139 6,205 (189) (64) (354) 56 285 (590) Net Income 2Q25 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 3Q25 ▲666 ▲(418) ExpandedLLP Net Interest Income 14.4 14.6 14.7 12.4 12.7 14.4 14.6 14.6 11.3 11.7 3Q24 4Q 1Q25 2Q 3Q Year-to-Date Quartely % 52.0 53.2 49.7 49.9 50.1 52.2 52.2 51.8 51.2 50.7 81.8 78.3 76.9 76.1 76.0 3Q24 4Q 1Q25 2Q 3Q Quarterly 12-month 12-month risk-adjusted % (1) Bradesco | Economic and Financial Analysis Report 9 Total Client NII net interest income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. client NII expanded loan portfolio mix (%) change in the client NII | R$ million The client NII showed a growth of 5% in the quarter, driven by all components, highlighting the consistent evolution of the credit volume, the increase in funding margin, result of the higher efficiency in funding, the improvement in the mix and, also, the calendar effect in the period. As a result of this dynamic, the average gross rate expanded by 0.2 p.p. in the quarter, reaching 9% in 3Q25. In the credit margin, the evolution comes mainly from the increase in operations in the MSME, with emphasis in working capital (FGI and FGO - government-backed guarantee funds) and in individuals in the vehicle lines, payroll-deductible loans, rural loans and credit card. Considering the cost of risk, even with the largest expenses with Loan Loss Provisions of the wholesale segment, the client NII net of Loan Loss Provisions showed an evolution of 5% in relation to 2Q25, +18% in relation to 3Q24 and +24% in the accrued for nine months, reflecting the strategy of growth with asset quality, benefiting the average net NIM that expanded to 4.8%. market NII Variations in all periods are substantially resulting from ALM movements, as expected. R$ million R$ % R$ % R$ % \\ Net Interest Income18,710 18,044 15,999 53,987 46,731 666 3.7 2,711 16.9 7,256 15.5 \\ Client NII (1)18,611 17,756 15,635 53,138 45,412 855 4.8 2,976 19.0 7,726 17.0 Average Balance847,275 832,780 758,474 830,953 734,548 219 1.7 1,417 11.7 4,603 13.1 Gross NIM9.0%8.8%8.4%8.6%8.3%636 1,559 3,123 \\ Market NII (2)99 288 364 849 1,319 (189) (65.6) (265) (72.8) (470) (35.6) 3Q252Q253Q249M24 3Q25 vs. 3Q24 9M25 vs. 9M24 3Q25 vs. 2Q25 9M25 Sept25 vs. Sept24 \\ Individuals43.7 43.4 42.0 1.7 p.p.Payroll-deductible Loans9.8 9.8 10.2 (0.4) p.p.Real Estate Financing10.8 10.9 10.4 0.4 p.p.Rural Loans3.8 3.5 2.4 1.4 p.p.Vehicle3.9 3.7 3.8 0.1 p.p.Credit Card7.5 7.5 7.5 -Personal Loans6.9 7.0 6.9 -Other1.0 0.9 1.0 -\\ Companies56.3 56.6 58.0 (1.7) p.p.Large Companies33.0 33.9 37.5 (4.5) p.p.MSME23.3 22.6 20.5 2.8 p.p.Sept24June25Sept25 17,756 (8,142) 9,614 219 63 14 559 (418) 10,051 8,560 18,611 2Q25 Expenses with Expanded LLP 2Q25 Client NII Net of LLP 2Q25 Average Volume Spread Products Mix Number of Days Expanded LLP Client NII Net of LLP 3Q25 Expenses with Expanded LLP 3Q25 3Q25 0.1 0.5 0.3 0.8 0.4 3Q24 4Q 1Q25 2Q 3Q R$ billion 8.5 8.7 9.1 9.6 10.1 3Q24 4Q 1Q25 2Q 3Q 8.4% 8.4% 8.6% 8.8% 9.0% 4.5% 4.4% 4.6% 4.7% 4.8% 15.6 16.2 16.8 17.8 18.6 Gross NIM Annualized Net NIM Annualized +5% q/q +18% y/y Client NII – net of Loan Loss Provisions R$ billion +5% q/q 437 +5% q/q 855 Bradesco | Economic and Financial Analysis Report 10 funding sources total funds raised and managed R$3.4 tri △4.0% q/q△9.0% y/y funds raised △3.2% q/q △ 9.5% y/y funds and managed portfolios △5.1% q/q △ 8.3% y/y (1) With the adoption of Resolution No. 4,966/21, foreign exchange operations began to be registered as derivatives. For purposes of comparability, the balances of previous periods were re-presented, maintaining the uniformity of the information. loans vs. funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Brazilian Central Bank, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). Demand Deposits36,496 32,199 45,398 13.3 (19.6) Savings Deposits123,974 127,353 129,743 (2.7) (4.4) Time Deposits + Debentures532,385 506,487 458,442 5.1 16.1 Borrowings and Onlending76,012 80,257 66,273 (5.3) 14.7 Funds from Issuance of Securities316,272 295,879 269,409 6.9 17.4 Interbank Deposits5,499 1,199 2,835 -94.0 Subordinated Debts51,962 60,254 52,495 (13.8) (1.0) \\ Subtotal1,142,600 1,103,628 1,024,594 3.5 11.5 Obligations for Repurchase Agreements329,377 316,022 315,711 4.2 4.3 Working Capital (Own / Managed)132,810 130,447 126,268 1.8 5.2 Foreign Exchange Portfolio (1)532 653 832 (18.5) (36.1) Payment of Taxes and Other Contributions6,120 6,807 7,208 (10.1) (15.1) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds435,244 425,081 393,720 2.4 10.5 \\ Funds raised2,046,683 1,982,637 1,868,333 3.2 9.5 \\ Investment Funds and Managed Portfolios1,375,660 1,308,473 1,270,075 5.1 8.3 \\ Total Assets under Management 3,422,343 3,291,110 3,138,408 4.0 9.0 June25Sept24Sept25Variation %R$ millionQuarter 12 months \\ Funding vs. InvestmentsDemand Deposits + Sundry Floating42,616 39,006 52,606 9.3 (19.0) Savings Deposits123,974 127,353 129,743 (2.7) (4.4) Interbank Deposits5,499 1,199 2,835 -94.0 Time Deposits + Debentures532,385 506,487 458,442 5.1 16.1 Funds from Financial Bills301,935 285,024 260,795 5.9 15.8 \\ Customer Funds (1)1,006,409 959,070 904,421 4.9 11.3 (-) Reserve Requirements(119,964) (121,476) (123,720) (1.2) (3.0) (-) Available Funds (Brazil)(14,705) (13,046) (13,430) 12.7 9.5 \\ Customer Funds Net of Reserve Requirements871,740 824,548 767,271 5.7 13.6 Borrowings and Onlending76,012 80,257 66,273 (5.3) 14.7 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)114,170 122,353 92,130 (6.7) 23.9 \\ Total Funding (A)1,061,922 1,027,157 925,674 3.4 14.7 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)915,108 899,797 829,245 1.7 10.4 \\ B / A86.2%87.6%89.6% (1.4) p.p.(3.4) p.p.Sept24Variation %Quarter 12 months R$ millionJune25Sept25 financiamento imob. | PF Bradesco | Economic and Financial Analysis Report 11 expanded loan portfolio expanded loan portfolio R$1,034 bi △ 1.6% q/q △ 9.6% y/y individuals R$451.6 bi △ 2.1% q/q △ 13.8% y/y companies R$582.7 bi △ 1.2% q/q △ 6.5% y/y micro, small and medium-sized enterprises △ 4.6% q/q △ 24.8% y/y large corporates ▽ 1.2% q/q ▽ 3.5% y/y highlights credit card - Individuals △ 1.8% q/q △ 9.3% y/y credit card | high-income – Individuals △ 11.0% q/q △ 38.3% y/y cdc/vehicle Leasing - Individuals △ 5.7% q/q △ 13.5% y/y real estate financing - Individuals + Companies △ 1.5% q/q △ 15.0% y/y working capital - Companies △ 5.0% q/q △ 13.9% y/y rural loans - Individuals + Companies △ 5.1% q/q △ 47.0% y/y BNDES/Finame Onlendings - Companies △ 1.6% q/q △ 20.2% y/y portfolio segregated by modality (1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and (2) Off-balance operations. Expanded Loan Portfolio Mix - % Individuals438,539 430,863 388,134 1.8 13.0 Companies333,247 321,908 300,302 3.5 11.0 \\ Loan Portfolio - Total771,786 752,771 688,436 2.5 12.1 Securities (1)86,943 90,666 90,016 (4.1) (3.4) Other Products with a Credit Feature56,379 56,359 50,794 -11.0 Sureties and Guarantees (2)119,130 118,630 114,646 0.4 3.9 \\ Expanded Loan Portfolio - Total1,034,238 1,018,426 943,891 1.6 9.6 \\ Individuals451,568 442,446 396,837 2.1 13.8 \\ Companies582,670 575,981 547,055 1.2 6.5 Large Corporates341,536 345,519 353,872 (1.2) (3.5) Micro, Small and Medium-Sized Enterprises241,134 230,461 193,182 4.6 24.8 Without exchange variation1.8 9.8 Variation %R$ millionSept24Quarter 12 months June25Sept25 42.0 42.2 43.1 43.5 43.7 20.5 21.9 22.1 22.6 23.3 37.5 35.9 34.8 33.9 33.0 Sept24 Dec Mar25 June Sept Individuals MSMEs Large Corporates Bradesco | Economic and Financial Analysis Report 12 expanded loan portfolio expanded loan portfolio by client profile, product and currency \\ Individuals451,568 442,446 396,837 2.1 13.8 Consumer Financing 290,993 285,485 267,470 1.9 8.8 Payroll-deductible Loans101,850 99,390 96,364 2.5 5.7 Credit Card77,645 76,303 71,040 1.8 9.3 Personal Loans71,322 71,797 64,666 (0.7) 10.3 CDC/Vehicle Leasing 40,176 37,993 35,400 5.7 13.5 Real Estate Financing111,993 111,303 97,797 0.6 14.5 Other Products48,582 45,658 31,569 6.4 53.9 Rural Loans39,067 36,123 22,245 8.2 75.6 Other9,515 9,535 9,324 (0.2) 2.0 \\ Companies582,670 575,981 547,055 1.2 6.5 Working Capital155,977 148,577 136,948 5.0 13.9 Sureties and Guarantees117,870 117,705 113,859 0.1 3.5 Securities86,943 90,666 90,016 (4.1) (3.4) Foreign Trade Finance51,770 53,114 56,107 (2.5) (7.7) Rural Loans44,390 43,298 34,527 2.5 28.6 Real Estate Financing32,869 31,404 28,187 4.7 16.6 CDC/Leasing 30,752 30,045 28,560 2.4 7.7 BNDES/Finame Onlendings20,975 20,636 17,443 1.6 20.2 Other41,124 40,535 41,408 1.5 (0.7) \\ Expanded Loan Portfolio1,034,238 1,018,426 943,891 1.6 9.6 Domestic Currency930,193 914,359 849,516 1.7 9.5 Foreign Currency104,045 104,067 94,375 -10.2 R$ millionVariation %Quarter 12 months Sept24June25Sept25 Bradesco | Economic and Financial Analysis Report 13 expanded loan portfolio mix of the loan portfolio with and without guarantees - % The chart below represents the proportion of the loan portfolio segregated in secured and unsecured operations. The portfolio with guarantees grew for the fourth consecutive quarter, representing our risk-adjusted profitability strategy. portfolio by debtors Diversification strategy, with no relevant concentrations. 57.0 58.5 59.5 53.5 54.0 43.0 41.5 40.5 46.5 46.0 Sept24 Dec Mar25 June Sept Secured Unsecured % 25.3 24.7 22.2 21.5 21.0 19.6 19.1 17.3 16.7 16.3 12.2 12.0 11.0 10.8 10.3 7.9 7.4 6.7 6.7 6.3 1.1 1.1 1.1 1.0 0.9 Sept24 Dec Mar25 June Sept 100 Largest 50 Largest 20 Largest 10 Largest Largest borrower % Bradesco | Economic and Financial Analysis Report 14 loan portfolio real estate financing profile of the individuals portfolio – origination 3Q25 Average term: 358 Months R$897 Thousand R$488 Thousand 54.5% 51.6% Average Property Valuation Average Financing Loan to Value Loan to Value (Stock) payroll-deductible loans payroll-deductible loans market share (1) The payroll-deductible loan grew 2.5% in the quarter and 5.7% in 12 months, with emphasis on the public sector, whose representativeness increased by 0.4 p.p. (Sept25 vs. Jun25). 14.1% 15.2% 8.0% 14.1% Total Social Security National Institute Private Public (1) Reference date: Aug25. 97.8 102.7 107.3 111.3 112.0 28.2 30.7 30.1 31.4 32.9 126.0 133.4 137.4 142.7 144.9 Sept24 Dec Mar25 June Sept Individuals Companies +2%q/q +15% y/y portfolio R$ billion 6,646 6,933 7,588 6,696 3,632 3,047 5,326 815 1,578 2,178 9,693 12,259 8,403 8,274 5,810 3Q24 4Q 1Q25 2Q 3Q Borrower Builder -30%q/q -40% y/y origination R$ milhões 14,335 15,110 18,102 16,008 7,166 8,912 11,395 2,368 3,936 6,974 23,247 26,505 20,470 19,944 14,140 3Q24 4Q 1Q25 2Q 3Q Borrower Builder -29%q/q -39% y/y units financed 7.7 7.6 7.2 7.2 7.3 25.1 26.5 24.6 23.1 20.0 67.2 65.9 68.2 69.7 72.7 96.4 97.2 98.9 99.4 101.9 59.8 59.2 59.2 58.1 58.8 Sept24 Dec Mar25 June Sept % Correspondent % Branches % Digital Channels Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans | % portfolio | R$ billion 43.6 43.5 43.6 42.6 42.0 4.9 4.9 4.7 4.2 4.4 51.5 51.6 51.7 53.2 53.6 Sept24 Dec Mar25 June Sept Public Sector Private Sector Social Security National Institute (INSS) distribution of the portfolio by sector -% 92.7% 92.3% Bradesco | Economic and Financial Analysis Report 15 loan portfolio vehicle financing expanded loan portfolio distribution | by economic sector 35.7 36.9 37.2 38.3 40.5 29.3 29.6 29.8 30.1 30.5 65.0 66.5 67.0 68.4 71.0 Sept24 Dec Mar25 June Sept Individuals Companies +4%q/q +9% y/y portfolio R$ billion 89.7 1.4 8.9 CDC Portfolio Leasing Portfolio Finame Portfolio distribution of the portfolio by product % Sept25 \\ Economic Sector Public Sector13,086 1.3 13,182 1.3 13,771 1.5 Private Sector1,021,152 98.7 1,005,244 98.7 930,120 98.5 \\ Total1,034,238 100.0 1,018,426 100.0 943,891 100.0 Companies582,670 56.3 575,981 56.6 547,055 58.0 Services157,961 15.3 154,035 15.1 126,697 13.4 Retail 50,015 4.8 49,408 4.9 45,224 4.8 Transportation and Concession45,168 4.4 43,208 4.2 44,222 4.7 Real estate and Construction Activities35,800 3.5 34,348 3.4 32,687 3.5 Production and Distribution of Electricity26,805 2.6 27,110 2.7 32,385 3.4 Wholesale31,707 3.1 30,740 3.0 26,489 2.8 Food products26,035 2.5 24,721 2.4 22,036 2.3 Petrol, Derived and aggregated activities15,752 1.5 13,490 1.3 12,616 1.3 Automotive9,321 0.9 9,674 0.9 12,127 1.3 Other Sectors184,105 17.8 189,247 18.6 192,572 20.4 Individuals451,568 43.7 442,446 43.4 396,837 42.0 Sept24%R$ millionJune25%Sept25% Bradesco | Economic and Financial Analysis Report 16 expenses with expanded loan loss provisions (1) It includes the result with BNDU (non-financial assets held for sale) and others; and (2) Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. expanded loan loss provisions / expanded loan portfolio The increase in expenses in the quarter is mainly related to specific operations of the wholesale segment. In mass-market (MSME and Individuals), the performance of expenses with Loan Loss Provisions reflects the growth of the portfolio, the efficiency of the collection process and the improvement of portfolio quality, which can be verified by reducing the cost of risk in the quarter by 0.1 p.p., ending 3Q25 at 5.3%, even considering the higher expenses arising from the consolidation of the John Deere Bank. expanded loan loss provision – mass-market expanded loan loss provision – wholesale coverage ratios and provision (1) Variations in the coverage indicator and provisioning level are mainly related to the process of reducing the restructured portfolio, both by the write-off of 100% provisioned operations and the performance of cure operations, which naturally require less provision. In addition, the origination mix continues to favor NII net of provisions, in line with our risk-adjusted return strategy. (1) Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. R$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 Provision Expense with Expected Losses (9,365) (8,937) (8,093) (26,681) (24,721) 4.8 15.7 7.9 Income from Recovering Written Off Loans Net of Discounts Granted (1) 805 795 966 2,337 2,493 1.3 (16.7) (6.3) \\ Expenses with Expanded Loan Loss Provisions (2) (8,560) (8,142) (7,127) (24,344) (22,228) 5.1 20.1 9.5 Variation % 7.1 7.5 7.6 8.1 8.6 3.0 3.0 3.0 3.2 3.3 3Q24 4Q 1Q25 2Q 3Q Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % expanded loan loss provision R$ billion 7.1 7.2 7.4 7.9 8.1 3Q24 4Q 1Q25 2Q 3Q R$ billion 5.3% 5.5% 5.3% 5.3% 5.4% 0.1 0.3 0.2 0.2 0.5 3Q24 4Q 1Q25 2Q 3Q R$ billion 55,072 55,028 57,787 58,143 57,200 5.8 5.6 5.7 5.7 5.5 Sept24 Dec Mar25 June Sept Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio provision for expanded portfolio % R$ million 173.2 187.9 183.1 177.8 168.9 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days LL P Loan Loss Provisions / Portfolio (annualized) Bradesco | Economic and Financial Analysis Report 17 indicators of loan portfolio * delinquency ratios reduction of 0.1 p.p. in 12 months of the total delinquency ratio over 90 days and stability for the second consecutive quarter Over 90 days delinquency ratio remained stable in the quarter, with a reduction of 0.1 p.p. in 12 months. The MSME segment showed significant improvement, with a drop of 0.6 p.p. in the quarter and 1.5 p.p. in relation to Sept24. The segment of Large Corporates continues with delinquency under control. The increase in Individuals delinquency is substantially related to the consolidation of John Deere Bank, disregarding this effect, the total delinquency ratio would have reduced by 0.1 p.p. in the quarter, showing, for another quarter, the results of the quality of the origination process and the recovery of loans. changes in loan portfolio by stage The following table shows the movement of our loan portfolio by stage of operations. In 3Q25, we observed an advance in the portfolio quality, where there was a cure of 4% of the portfolio in stage 3 in the period and, in addition, 12% of operations in stage 2 improved, moving to stage 1. Balances migrated to stage 3 have adequate levels of provision. representativeness of the loan portfolio by stage In 12 months, there was an improvement of 1.2 p.p in the representativeness of stages 1 and 2, totaling 92.3% in Sept25, highlighting the increase of operations classified in stage 1, which grew 0.8 p.p. in representativeness in 12 months. 4.2 4.0 4.1 4.1 5.1 4.1 5.1 5.1 5.1 5.4 5.2 4.4 4.3 4.3 3.7 0.1 0.1 0.3 0.4 0.4 Sept24 Dec Mar25 June Sept Total Individuals MSMEs Large Corporates loan portfolio overdue more than 90 days -% R$ millionLoan Portfolio June25 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Sept25 Stage 1658,596 - (10,558)(2,035)- 4,03970826,877- 677,627Stage 234,480 (4,039)- (6,876)10,558- 1,684(708)- 35,100Stage 359,695 (708)(1,684)- 2,0356,876- 2,044(9,199)59,059\\ Total752,771 (4,746)(12,242)(8,911)12,59310,9152,39228,214(9,199)771,786 Movement between stages Transfers Arising Originated / Settlement (1)Write-off 87.0% 87.5% 87.7% 87.5% 87.8% 4.1% 4.0% 4.3% 4.6% 4.5% 9.0% 8.4% 8.0% 7.9% 7.7% Sept24 Dec Mar25 June Sept Stage 1 Stage 2 Stage 3 92.3% 91.1% * Does not include Securities, Sureties and Guarantees and other products in the expanded loan portfolio. ~32% of stage 3 up to date Bradesco | Economic and Financial Analysis Report 18 indicators of loan portfolio restructured portfolio We had, for another quarter in a row, reduction in the portfolio of more distressed credits, -22% compared to Sept24 with a drop of 1.6 p.p. in the share of the loan portfolio. We maintain adequate levels of provision for this portfolio, representing approximately twice the total of loans overdue more than 90 days. We also highlight the reduction of R$2.7 bi or (-11%) of operations classified as problematic assets, in addition to the increase of cured operations in R$0.9 bi or 20% in the quarter, evidencing the quality of the portfolio and the assertiveness of the strategies adopted in loan recovery. (1) The balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. 32.3 30.7 26.7 25.3 22.6 4.2 4.0 5.0 4.8 5.7 36.5 34.8 31.6 30.1 28.3 Sept24 Dec Mar25 June Sept Cured Operations Problematic Asset (Stage 3) evolution of the restructuredportfolio R$ billion 5.3 4.8 4.3 4.0 3.7 Sept24 Dec Mar25 June Sept restructuredportfolio/ loan portfolio % 64.3 64.7 55.9 56.1 54.4 Sept24 Dec Mar25 June Sept provision (1)/ restructured portfolio % 30.1 31.9 30.9 31.0 31.7 Sept24 Dec Mar25 June Sept over 90 days / restructured portfolio % -6% q/q -22% y/y 1.7x -11% q/q -30% y/y Bradesco | Economic and Financial Analysis Report 19 fee and commission income Part of the performance of fee and commission income is influenced by the increase in our stake in Cielo and the consolidation of the John Deere Bank, disregarding this effect, the total variation of revenues would be 5.1% vs. 3Q24 and 4.6% vs. 9M24. card income Card income reached R$4.6 billion in the quarter, representing 44% of total fee and commission income: - Credit cards registered a traded volume of R$95 billion, with 10% growth in the year (3Q25 vs. 3Q24); and - High-income clients account for about 55% of the total revenue, with a growth of 24% compared to 3Q24. traded volume | credit cards checking account/collections and payments Fee and commission income feitototaled R$1.7 billion in checking account and R$426 million in collections and payments. Despite the reduction in these lines against the historical level, the overall performance of the client relationship has been positively reflected in the other lines, with consistent evolution of total revenues and increase in profitability quarter over quarter. checking account holders loan operations The quarterly performance was driven by increased production volumes, especially in working capital operations. In the accrued comparison, we observed a small reduction that reflects the impact of the adoption of CMN Resolution No. 4,966, due to the deferral of fees related to loan operations (EIR – Effective Interest Rate), which are now recognized in the client NII during the period of operation. asset management market share 16.6%(1) The growth observed in the periods analyzed reflects, in addition to the increase in the asset under management, the effects of the strategy of diversification of our client base and the expansion of the product offer, both in Brazil and abroad. The quarterly income volume reinforces our position, through Bradesco Asset, as one of the main managers of the country, combining scale and innovation in the delivery of investment solutions. With a constant focus on investor experience and long-term value generation, we continue to expand our performance globally and strengthen our presence in strategic segments such as international ETFs and high-income mandates. In this way, we maintain our prominence in the main market rankings, including FGV’s Triple Crown, further consolidating our position in the market. balance of investment funds and managed portfolios(1) (1) Source: Anbima - Global Ranking of Third-Party Asset Management. R$ million3Q252Q253Q249M259M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 Card Income4,620 4,460 4,061 13,398 11,499 3.6 13.8 16.5 Checking Account1,664 1,677 1,735 5,028 5,127 (0.8) (4.1) (1.9) Asset Management1,003 897 960 2,764 2,638 11.8 4.5 4.8 Loans Operations749 675 749 2,021 2,043 11.0 -(1.1) Consortia830 771 680 2,308 1,966 7.7 22.1 17.4 Collections and Payments426 431 479 1,299 1,473 (1.2) (11.1) (11.8) Capital Market / Financial Advisory Services445 635 481 1,441 1,161 (29.9) (7.5) 24.1 Custody and Brokerage Services384 362 374 1,100 1,060 6.1 2.7 3.8 Other471 399 385 1,309 1,115 18.0 22.3 17.4 \\ Total10,592 10,307 9,904 30,668 28,082 2.8 6.9 9.2 \\ Business Days66 61 66 188 190 5 -(2) Variation % 86,435 93,900 87,457 91,457 94,849 3Q24 4Q 1Q25 2Q 3Q R$million 38.5 38.2 38.2 38.1 37.9 Sept24 Dec Mar25 June Sept In million 1,270 1,268 1,280 1,308 1,376 Sept24 Dec Mar25 June Sept R$ billion Bradesco | Economic and Financial Analysis Report 20 fee and commission income consortia Income growth by more than 17% compared to 9M24, driven by higher sales in the real estate segment. highlights - More than 199 thousand quotas contemplated as the administrator that most contemplates in the country (R$13.1 billion concessions in letters of credit) - increase of 23 thousand quotas / R$1.8 billion in concessions vs. 9M24); - Record revenue of R$4.2 billion in Sept25, growth of 35% vs. Sept24; and - Consortium of real estate with revenue growth of 62% vs. 9M24. number of outstanding consortium quotas (1) It considers the products in which Bradesco operates. Reference date: Aug25. capital market / financial advisory services Good performance in the accrued for 2025 (9M25), reflecting the efforts in capturing business opportunities in every segment of the capital market and in mergers and acquisitions operations. We advised in 348 operations, totaling around R$473 billion in volume of transactions. Below are the main highlights by segment in 9M25: fixed income (DCM) Advisory and structuring of 326 transactions with a volume of R$408 billion. equities (ECM) Advisory, structuring and distribution of 2 transactions with a volume of R$1.5 billion. mergers and acquisitions (M&A) Advisory for 20 transactions with a volume of R$63 billion. custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets, with R$2.6 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the growth of 4.4% in the asset under custody base in comparison to Sept24. Highlight to the leadership in the Fund and Investment Portfolios Controllership market according to the ANBIMA ranking, with more than R$4.2 trillion under services. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for nonresident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. 253 267 271 291 319 146 144 144 145 149 1,125 1,135 1,157 1,178 1,174 1,523 1,546 1,571 1,614 1,641 3Q24 4Q 1Q25 2Q 3Q Real Estate Trucks, Tractors and Agricultural Implements Auto In thousands 2,491 2,461 2,479 2,522 2,601 Sept24 Dec Mar25 June Sept Assets under Custody R$ billion market share(1) Total 18.9% | Auto 22.7% | Real Estate 12.1% | Trucks, Tractors and Agricultural implements 16.2% Bradesco | Economic and Financial Analysis Report 21 operating expenses The performance of our operating expenses reflects our continuous commitment to our strategy of improving cost-to-serve efficiency. We maintain the focus on investments in technology, development, infrastructure and strengthening structures, with the aim of sustaining growth consistently, aiming at efficiency in the long term. We highlight that operating expenses were influenced by the increase in our stake in Cielo and acquisition of the John Deere Bank, disregarding these effects, the variations would be 8.4% vs. 3Q24, and 8.0% vs. 9M24. (1) Contemplates Maintenance and Conservation of Assets and Rentals; and (2) Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance. administrative expenses The management of administrative expenses has reflected a continuous commitment to financial discipline and the pursuit for greater operating efficiency. We prioritize the efficient use of resources, focusing on sustainability of results and building a solid foundation to support business growth. This approach aims to preserve profitability and ensure competitiveness in a scenario of constant transformation. In the accrued comparison, a reduction of 4.1% was observed, a direct reflection of the continuous rationalization of costs, highlighting the lower structural expenses, especially in premisesand transportation, reflecting the adjustment of the footprint. In relation to the quarter, there was an increase of 2.6%, driven mainly by higher spending on data processing, communication and advertising and marketing, reflecting the investments in technology and marketing actions. Considering depreciation and amortization, the accrued variation for nine months was 1.5%, reflecting larger investments in technology and digital infrastructure. These investments aim to promote improvements in the client journey, modernize internal processes, expand automation and data intensive use, reinforcing the strategic pillars of innovation, efficiency and competitiveness. personnel expenses The movement in the comparative periods reflects higher expenses with profit sharing, in line with the financial performance / profitability, in addition to the effect of the collective agreement in September 2025, which readjusted wages and benefits by 5.68% (Sept24: 4.64%). We have downsized, totaling 490 employees laid off in the quarter and 2,361 over the last 12 months, in line with our cost-to-serve optimization strategy. At the same time, we continue to strengthen our technology, operations and business teams, ensuring greater efficiency and delivery capacity. other operating expenses net of revenue The variations in the periods reflect mainly the movements in civil, labor and tax contingencies, expenses with card commercialization due to the higher volume of transactions, mainly in the high-income segment and, in the accrued for 9M25 vs. 9M24, the performance of this line is influenced by the increase in our stake in Cielo and the consolidation of the John Deere Bank. Retail + Prime: 1,745 Corporate: 83 Digital Platforms: 81 Companies & Business: 150 We have 15 digital platforms and 26 business units allocated to the Principal. R$ million\\ Personnel Expenses(7,126) (6,852) (6,504) (20,683) (18,741) 4.0 9.6 10.4 Payroll, Social Charges, Benefits and Training(5,874) (5,665) (5,629) (17,171) (16,397) 3.7 4.4 4.7 Management and Employee Profit Sharing(1,162) (1,093) (772) (3,184) (2,037) 6.3 50.5 56.3 Terminations Costs(90) (94) (103) (328) (307) (4.3) (12.6) 6.8 Total Administrative Expenses (5,778) (5,639) (5,728) (16,682) (16,940) 2.5 0.9 (1.5) Administrative Expenses(4,528) (4,415) (4,576) (12,990) (13,551) 2.6 (1.0) (4.1) Outsourced Services(1,404) (1,371) (1,453) (3,907) (4,181) 2.4 (3.4) (6.6) Data Processing and Communication(1,214) (1,122) (1,001) (3,377) (2,939) 8.2 21.3 14.9 Facilities(1)(526) (525) (648) (1,564) (1,976) 0.2 (18.8) (20.9) Advertising and Marketing(398) (369) (360) (1,143) (1,078) 7.9 10.6 6.0 Financial System Services(356) (364) (330) (1,053) (940) (2.2) 7.9 12.0 Transportation(153) (163) (195) (491) (583) (6.1) (21.5) (15.8) Other (2)(477) (501) (589) (1,455) (1,854) (4.8) (19.0) (21.5) Depreciation and Amortization(1,250) (1,224) (1,152) (3,692) (3,389) 2.1 8.5 8.9 \\ Other Operating Expenses Net of Revenue (3,584) (3,407) (2,818) (10,027) (7,195) 5.2 27.2 39.4 Card Commercialization(1,022) (979) (800) (2,921) (1,933) 4.4 27.8 51.1 Civil, Labor and Tax Contingencies(1,826) (1,535) (1,207) (4,492) (3,320) 19.0 51.3 35.3 Claims(185) (221) (193) (616) (487) (16.4) (4.1) 26.4 Other(551) (672) (618) (1,999) (1,456) (18.0) (10.8) 37.3 \\ Total Operating Expenses (16,488) (15,898) (15,050) (47,392) (42,876) 3.7 9.6 10.5 3Q25 2Q25 3Q24 Variation % 9M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 9M25 2,355 2,305 2,284 2,168 2,059 768 728 721 682 707 3,224 2,970 2,776 2,376 1,978 6,347 6,003 5,781 5,226 4,744 Sept24 Dec Mar25 June Sept Branches Business Units Service Centers -9% q/q -25% y/y \\\\ Bradesco | Economic and Financial Analysis Report 22 dynamics of the insurance business 9M25 revenues from insurance premiums, pension contributions and capitalization bonds R$89 bi ▽ 0.9% 9M25 vs. 9M24 net income R$7.3 bi △ 11.4% 9M25 vs. 9M24 ROAE 21.5% ▽ 0.2 p.p. 9M25 vs. 9M24 Grupo Bradesco Seguros recorded a net income of R$7.3 billion in 9M25 (+11.4% vs. 9M24), with an ROAE of 21.5%, and of R$2.5 billion in 3Q25 (+6.5% vs. 3Q24). Revenues from insurance premiums, pension contributions and capitalization bonds reached R$88.8 billion in 9M25 (-0.9% vs. 9M24). The improvement of the industrial result, highlighting the reduction of 5.9 p.p. in the claims ratio, and the performance of the financing income, with an evolution of 11.4% in 9M25 and 18.3% in 3Q25, contributed to the advancement of the income from insurance, pension plans and capitalization operations, which totaled R$5.7 billion in 3Q25 and R$16.7 billion in 9M25 (+13.0% and + 21.7%, respectively). It is worth noting that the industrial result accounted for 2/3 of the total amount recorded in both 3Q25 and 9M25. Technical Provisions surpassed R$435 billion (+10.5%), and the Financial Assets totaled over R$458 billion (+10.2%). From January to September 2025, the Insurance Group returned to Society, as indemnities and benefits, R$44.2 billion (+5.8% vs. 9M24). The performance reflects the strengthening of the portfolio of the Insurance Group in all segments of activity, with the expansion in the offer of products with higher added value, in addition to the permanent investment in technology and innovation. The Business Portal, for example, which is dedicated to the broker, has incorporated new features, such as day & night assistance requesting from Bradesco Seguros Auto and sales pages for Residential and Travel products. In 3Q25, Bradesco Saúde (Health)recorded growth of 75 thousand lives compared to the previous quarter. The operator Mediservice surpassed the 780 thousand beneficiaries mark in the accumulated until September (+22% compared to the same period of 2024), driven by network sharing. In Life Insurance, it is worth highlighting the strategic partnership with Bradesco for the implementation of credit insurance in the E-agro loan portfolio, the digital platform of the Bank with solutions for agribusiness, guaranteeing the settlement of loans contracted by the rural producer through CPR, in case of death or total permanent disability following accident. In Pension Plans, Bradesco Vida e Previdência (Life & Pension) made adjustments to fit the current scenario after the change in the VGBL. As a result, we increased PGBL products premiums by 50%, and revenues from risk coverage products, such pension and death and disability benefits, also increased. In Auto, Bradesco Seguros started the partnership with the EcoRodovias Group to complement the fleet of tow-trucks for users on Rodovia Castello Branco (Highway) in São Paulo, and advanced the Sustainable Workshop project, in partnership with Ecoassist, which offers the partner workshops specialized technical consulting for waste collection and management. In Property & Casualty, Bradesco Seguros and Swiss Re Corporate Solutions presented the new version of the Digital Corporate Property Insurance, raising the Total Aggregated Guarantee (LMGA) limit per policy from R$50 million to R$100 million. Bradesco Capitalização registered a 11% increase in revenues for digital channels in 3Q25, compared to the same period of the previous year. Another highlight is the Atlantica D’Or – partnership of Atlântica Hospitais e Participações with Rede D’Or –, which started the construction of a hospital in Ribeirão Preto (SP) and arrived in the city of Rio de Janeiro, where it will assume management of the Hospital Glória D’Or, seventh unit of the partnership. Bradesco | Economic and Financial Analysis Report 23 insurance net income statement (1) The shareholders’ equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,179 million in Sept25, and R$22,422 million in June25. Note: In Sept25, the Adjusted Shareholders’ Equity (ASE) totaled R$21.7 billion and the Minimum Capital Required (MCR) totaled R$13.5 billion. In June25, the ASE totaled R$21.5 billion and the MCR totaled R$13.4 billion. income from insurance, pension plans and capitalization bonds +21.7% vs. 9M24 Net Income and ROAE The income from Insurance, Pension Plans and Capitalization operations showed a positive advance in relation to 9M24, due to the improvement of 28.6% of the industrial result, mainly due to the improvement of the claims ratio of 5.9 p.p. The financing income grew by 11.4%. The revenues from insurance premiums, pension contributions and capitalization bonds from digital channels reached R$4.6 billion in 9M25, an evolution of 9.2% compared to the same period of 2024. Performance 9M25 vs. 9M24 Revenues Claims Ratio Commission Ratio Financial Results Life and Pension Plans Health Capitalization Bonds - - Property & Casualty and Others \\ Income StatementPremiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income19,081 18,099 18,054 54,334 51,037 5.4 5.7 6.5 Retained Claims(12,485) (11,781) (12,002) (35,338) (35,150) 6.0 4.0 0.5 Capitalization Bond Draws and Redemptions(1,725) (1,647) (1,725) (4,892) (4,588) 4.7 -6.6 Commission Expenses(1,274) (1,059) (1,061) (3,551) (3,090) 20.3 20.1 14.9 Financial Results2,109 2,038 1,783 6,106 5,481 3.5 18.3 11.4 \\ Income from Insurance, Pension Plans and Capitalization Bonds5,706 5,650 5,048 16,659 13,689 1.0 13.0 21.7 Fee and Commission Income552 489 504 1,520 1,437 12.9 9.5 5.8 Personnel Expenses(733) (671) (574) (2,013) (1,665) 9.2 27.7 20.9 Other Administrative Expenses(548) (518) (512) (1,589) (1,577) 5.8 7.0 0.8 Others(886) (931) (668) (2,343) (1,076) (4.8) 32.6 -\\ Operating Income4,091 4,019 3,799 12,234 10,809 1.8 7.7 13.2 Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries(1,560) (1,725) (1,423) (4,966) (4,286) (9.6) 9.6 15.9 \\ Recurring Net Income2,531 2,294 2,376 7,268 6,523 10.3 6.5 11.4 Life and Pension Plans1,033 989 1,274 3,061 3,795 4.4 (18.9) (19.3) Health883 828 367 2,625 1,022 6.6 --Capitalization Bonds198 185 189 578 542 7.0 4.8 6.6 Property & Casualty and Others417 292 546 1,004 1,164 42.8 (23.6) (13.7) \\ Selected Asset DataTotal Assets496,872 483,416 448,900 496,872 448,900 2.8 10.7 10.7 Securities458,422 445,974 416,049 458,422 416,049 2.8 10.2 10.2 Technical Provisions435,244 425,081 393,720 435,244 393,720 2.4 10.5 10.5 Shareholder's Equity (1)44,491 42,672 36,905 44,491 36,905 4.3 20.6 20.6 Variation % 9M25 vs. 9M24 3Q25 vs. 3Q24 3Q25 vs. 2Q25 9M259M243Q24R$ million2Q253Q25 189 178 195 185 198 367 621 914 828 883 546 447 295 292 417 1,274 1,288 1,039 989 1,033 2,376 2,534 2,443 2,294 2,531 23.7 25.1 22.4 21.4 22.4 3Q24 4Q 1Q25 2Q 3Q Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quartely R$ million % Bradesco | Economic and Financial Analysis Report 24 revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income revenue and administrative efficiency ratio retained claims income from insurance, pension plans and capitalization bonds The income from Insurance, Pension Plans and Capitalization operations recorded a growth of 21.7% compared to the same period of the previous year. This performance was driven by a 28.6% increase in the industrial result, highlighting the improvement of 5.9 p.p. in the claims ratio, especially in the Health segment. The financing income showed an evolution of 11.4% in the annual comparison. 1,953 1,806 1,744 1,894 1,977 11,905 12,069 12,217 12,398 12,933 2,605 2,528 2,318 2,571 2,609 15,000 15,076 13,712 12,331 12,108 31,463 31,479 29,991 29,194 29,627 3.5 3.5 3.8 4.1 4.3 3Q24 4Q 1Q25 2Q 3Q Life/PA/VGBL/PGBL/Traditional Auto/P&C + DPVAT Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 35,150 45,950 11,072 22,853 35,338 77.7 76.3 70.9 71.3 71.8 9M24 12M24 3M25 6M25 9M25 R$ million Retained Claims Claims % 3,265 3,339 3,344 3,612 3,597 1,783 2,192 1,959 2,038 2,109 5,048 5,531 5,303 5,650 5,706 3Q24 4Q 1Q25 2Q 3Q Operating Income Financial Result R$ million Bradesco | Economic and Financial Analysis Report 25 (1) technical provisions and insurance activity indicators technical provisions Technical provisions totaled R$435.2 billion in September 2025, with an increase of 10.5% in 12 months and 2.4% in the quarter, with higher provisions in the “Life and Pension Plans” and “Health” segments. performance ratios – combined ratio / claims ratio / commission ratio (1) Excluding additional reserves. 393,720 403,689 414,273 425,081 435,244 356,470 365,532 375,251 385,151 394,637 20,532 21,023 21,768 22,346 22,855 9,520 9,708 9,852 10,033 10,147 7,198 7,426 7,402 7,551 7,605 Sept24 Dec Mar25 June Sept Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 45.9 43.8 53.3 50.0 51.0 99.7 96.0 91.8 94.0 94.2 85.0 89.5 95.4 93.0 90.6 86.6 82.8 82.9 84.8 84.4 3Q24 4Q 1Q25 2Q 3Q Life Health Auto/P&C Total % Combined Ratio 57.1 57.7 58.7 58.7 56.8 29.1 26.4 32.4 26.5 30.9 20.7 19.1 27.4 27.9 24.3 89.3 85.2 80.5 82.1 83.7 76.2 72.2 70.9 71.7 72.8 3Q24 4Q 1Q25 2Q 3Q Auto/Optional Third-Party Liability Life/Personal Accidents Property & Casualty Health Total % Claims Ratio 16.1 16.8 17.6 17.2 17.5 15.5 15.9 19.6 20.1 19.1 18.9 19.2 18.5 18.4 19.1 3.6 4.1 4.1 4.0 3.9 6.7 7.3 7.7 7.5 7.3 3Q24 4Q 1Q25 2Q 3Q Auto/Optional Third-Party Liability Life/Personal Accidents Property & Casualty Health Total % ComissionRatio Bradesco | Economic and Financial Analysis Report 26 insurance | additional information number of contracts / clients - bradesco vida e previdência number of policyholders of bradesco saúde, mediservice and bradesco saúde operadora de planos number of auto/P&C policyholders number of clients (capitalization bonds) 24,773 25,349 23,022 24,432 24,349 3,094 3,164 3,242 3,213 3,222 27,867 28,513 26,264 27,645 27,571 Sept24 Dec Mar25 June Sept In thousand Insurance Contracts - Life, Personal Accidents, and Loss of Income Pension Plans and VGBL Participants 3,736 3,679 3,667 3,672 3,748 105 104 103 102 101 3,841 3,783 3,770 3,774 3,849 Sept24 Dec Mar25 June Sept In thousand Company Health Plans Individual Health Plans 1,472 1,539 1,590 1,641 1,565 1,639 1,674 1,693 1,712 1,728 3,111 3,213 3,283 3,353 3,293 Sept24 Dec Mar25 June Sept In thousand Auto/Optional Third-Party Liability P&C 3,207 3,171 3,146 3,159 3,190 Sept24 Dec Mar25 June Sept In thousand Bradesco | Economic and Financial Analysis Report 27 basel Total Ratio 15.9% Tier I Ratio 13.4% Common Equity Ratio 11.4% Our ratios evolved in 3Q25, remaining above regulatory limits, mainly due to the capacity to generate capital (net income), which absorbed the growth in risk-weighted assets (RWA). (1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity. 13.0 0.6 (0.4) 0.4 (0.2) June25 Net Income Remuneration to the Shareholders Effects of Prudential Adjustments / MTM of Securities Risk-Weighted Assets Sept25 1.9 11.1 Common Equity Additional Capital % Changes in the Tier I Ratio in the quarter Limits since 13.4 Apr, 2022 (1) 9.50% Tier 1 8.00% Additional Capital 11.4 2.0 15.1 14.8 15.4 15.5 15.9 2.4 2.4 2.4 2.5 2.5 11.2 10.5 11.1 11.1 11.4 1.5 1.9 1.9 1.9 2.0 Sept24 Dec Mar25 June Sept Total Ratio Common Equity Additional Capital 12.7 12.4 13.0 13.0 13.4 % Tier I Tier II Bradesco | Economic and Financial Analysis Report 28 guidance, indicators & economic perspectives The following table demonstrates our estimates for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21. It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance of the first nine months of the year should not be compared with the annual estimate due to seasonality, the basis of comparison between periods and the expected performance by the end of the year for each line. guidance indicators economic perspectives AnnualIndicator Actual9M25 vs. 9M24Expanded Loan Portfolio4% to 8%9.6%NII Net of Provisions(Net Interest Income - Expanded Loan Loss Provisions)R$37 bi to R$41 biR$29.6 biFee and Commission Income5% to 9%9.2%Operating Expenses(Personnel + Administrative + Other)5% to 9%10.5%Income from Insurance, Pension Plans and Capitalization Bonds9% to 13%21.7% 2025 3Q25 2Q25 3Q24 9M25 9M24 Interbank Deposit Certificate (CDI)3.70 3.33 1.79 10.36 7.10 Ibovespa5.32 6.60 6.38 21.58 (1.77) USD – Commercial Rate(2.54) (4.97) (1.99) (14.11) 12.54 General Market Price Index (IGP-M)0.01 (1.92) 1.52 (0.94) 2.63 Extended Consumer Price Index (IPCA)0.63 0.93 0.80 3.64 3.31 Business Days (#)66 61 66 188 190 Calendar Days (#)92 91 92 273 274 \\ Indicators (Closing Rate)USD – Commercial Rate (R$)5.3186 5.4571 5.4481 5.3186 5.4481 CDS 5 years (Points)136 149 153 136 153 Selic - Base Interest Rate (% p.a.)15.00 15.00 10.75 15.00 10.75 BM&F Fixed Rate (% p.a.)14.34 14.69 12.17 14.34 12.17%20252026USD - Commercial Rate (year-end) - R$5.25 5.25 Extended Consumer Price Index (IPCA)4.5 3.8 General Market Price Index (IGP-M)(0.1) 3.7 Selic (year-end)15.00 11.75 Gross Domestic Product (PIB)2.0 1.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.